UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934
For the month of December 2006
Commission File Number 1-07274
Bell Canada
(Translation of registrant’s name into English)
1000 rue de La Gauchetière Ouest Suite 4100
Montréal, Québec
Canada H3B 5H8
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        n/a
Notwithstanding any reference to BCE’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Notice of Special Shareholder Meeting and Management Proxy Circular, dated December 12, 2006.
Letter of Transmittal.
Form of Proxy Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
	By:	/s/ Siim A. Vanaselja
Date: December 20, 2006		Name:	Siim A. Vanaselja
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Notice of Special Shareholder Meeting and Management Proxy Circular, dated December 12, 2006.

Exhibit 99.2	Letter of Transmittal.

Exhibit 99.3	Form of Proxy Form.